UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Alaska Pacific Bancshares, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

011757101
(CUSIP Number)

Craig E. Dahl
Alaska Pacific Bancshares, Inc.
2094 Jordan Avenue
Juneau, Alaska 99801
 (907) 789-4484
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 20, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 011757101                                                                         SCHEDULE 13D                                                                                 Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Craig E. Dahl
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 38,013
	8	SHARED VOTING POWER 3,948
	9	SOLE DISPOSITIVE POWER 38,013
	10	SHARED DISPOSITIVE POWER 3,948
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,961
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.41%
14	TYPE OF REPORTING PERSON IN

Page 3 of 6 Pages
Item 1.	Security and Issuer

This statement relates to the Common Stock of Alaska Pacific Bancshares, Inc. (“Corporation” or “Issuer”).  The name and address of the principal executive offices of the Corporation, the issuer of such securities, is as follows:

Alaska Pacific Bancshares, Inc.
2094 Jordan Avenue
Juneau, Alaska 99801

Item 2.	Identity and Background

(a)	This Schedule 13D is filed on behalf of Craig E. Dahl, the Reporting Person.

(b)	Mr. Dahl’s business address is:

2094 Jordan Avenue
Juneau, Alaska 99801

(c)	Mr. Dahl’s principal occupation is President and Chief Executive Officer of the Corporation. Mr. Dahl also serves as a member of the Board of Directors of the Corporation.

(d)	During the last five years, Mr. Dahl has not been convicted in a criminal proceeding.

(e)
During the past five years, Mr. Dahl has not been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subjects or subjected Mr. Dahl to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities, laws, or finding any violation with respect to such laws.

(f)	Mr. Dahl is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Dahl has purchased or acquired the shares described in this Schedule 13D with personal funds and through grants of shares or options to purchase shares from the Corporation.  Included in the aggregate amount owned of 38,013 shares of Common Stock are 4,169.232 shares Mr. Dahl received from the Corporation's Employee Stock Ownership Plan (“ESOP”); 22,044 shares (16,080 options granted pursuant to the Corporation's 2000 Stock Option Plan, and 5,964 shares of stock issued under the 2000 Management Recognition Plan) that are exercisable, or vest, within 60 days of June 6, 2008; and 1,500 shares of Common Stock held in the Corporation's 401(k) Plan.

Page 4 of 6 Pages

Mr. Dahl is also the beneficial owner of 3,498 shares of the Corporation’s Common Stock held by his spouse, Leslie Dahl, comprised of 1,960 shares granted to her pursuant to the Corporation’s Stock Option Plans that are exercisable within 60 days of June 6, 2008 and 1,538.231 shares pursuant to the Corporation’s ESOP. Ms. Dahl is a Senior Vice President and Chief Lending Officer of the Issuer.

Item 4.	Purpose of Transaction

Mr. Dahl is presently a Director, President and Chief Executive Officer of the Issuer.  The Reporting Person intends to continue to participate in the management and operations of the Issuer.  The Reporting Person purchased the Common Stock for investment purposes.  Depending on market conditions, economic conditions and any other relevant factors, the Reporting Person may alter his holdings in the Common Stock through open market purchases or sales, or through privately negotiated transactions.  The Reporting Person intends to evaluate his holdings in the Issuer on a continual basis.

Mr. Dahl has no present plans or proposals which relate to or would result in:  (a) The acquisition by any persons of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

The percentages used in this Schedule 13D are calculated based on the Corporation’s 654,486 shares of outstanding Common Stock on June 6, 2008.

(a)	Mr. Dahl has beneficial ownership (as defined in Rule 13d-3) of 41,961 shares, or 6.41%, of the Corporation’s Common Stock.

(b)
Mr. Dahl has sole voting and dispositive power with respect to 38,013 shares of Common Stock.  Included in this amount are 4,169.232 shares of Common Stock Mr. Dahl received from the Corporation's Employee Stock Ownership Plan; 22,044 (16,080 options granted pursuant to the Corporation's 2000 Stock

Page 5 of 6 Pages

Option Plan, and 5,964 shares of Common Stock issued under the 2000 Management Recognition Plan) that are exercisable within 60 days of June 6, 2008; and 1,500 shares of Common Stock held in the Corporation's 401(k) Plan.

Mr. Dahl shares voting and investment power over 3,498 shares with his spouse. Ms. Dahl is a Senior Vice President and Chief Lending Officer of the Issuer. Ms. Dahl has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years. Ms. Dahl has not, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. Dahl is a United States citizen.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer

    There are no contracts, arrangements, understandings or relations with Mr. Dahl and any other person with respect to the securities.

Item 7.   Material to be Filed as Exhibits

None.

Page 6 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

June 6, 2008
Date

/s/ Craig E. Dahl
Signature

Craig E. Dahl
President and Chief Executive Officer
Alaska Pacific Bancshares, Inc.
Name/Title